FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 6 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcement on April 9, 2002, in English with respect to its planned generation of 2002 and actual generation for the first quarter of 2002.

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Announces its Planned Generation of 2002 and Actual Generation for the First Quarter of 2002

(Beijing, China, April 9, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its planned generation for the whole year of 2002 and its power generation for the first quarter of 2002.

1. Planned Generation for the year 2002

The preliminary planned annual power generation based on a combined basis for the year 2002 will be 57 billion kWh, which includes 100% of the power generation of Weihai and Jining power plants but excludes the power generation of Rizhao power plant. The planned annual power generation of 2002 represents a 3.64% increase from that of 2001 (55 billion kWh) on the same basis.

The planned annual power generation of each of the Company's power plants in 2002 is, respectively, as follows (in billion kWh):

Dalian	6.1	Shantou Oil-fired	0.2
Fuzhou	6.2	Dandong	2.8
Nantong	6.9	Nanjing	3.0
Shangan	7.15	Dezhou	7.88
Shanghai	7.1	Jining	1.77
Shantou Coal-fired	3.6	Weihai	4.3

2. Actual Power Generation for the First Quarter of 2002

Based on preliminary statistics, as of March 31, 2002, the Company's total power generation based on a combined basis for the first quarter was 13.86 billion kWh, an increase of 8.11% over the same period of last year on the same basis and representing approximately 24.32% of the planned annual generation for the year 2002. The power generation at the Company's Fuzhou, Nanjing, and Shantou Coal-fired Power Plants increased significantly.

The increase in power generation of the Company's power plants for the first quarter of 2002 was mainly attributable to the following reasons:

1. The power generation of Fuzhou power plant increased 0.67 billion kWh over the same period of last year due to a decrease of hydro power generation in Fujian province and an increase of generation output to a East China power grid;

2. The power generation of Nanjing and Nantong power plants increased 18% and 16% respectively due to a rapid increase of power demand in Jiangsu province;

The power generation of each of the Company's power plants for the first quarter of 2002 was, respectively, as follows (in billion kWh):

Dalian	1.40	Shantou Oil-fired	0.04
Fuzhou	1.78	Dandong	0.69
Nantong	1.74	Nanjing	0.85
Shangan	1.61	Dezhou	1.55
Shanghai	1.69	Jining	0.42
Shantou Coal-fired	1.06	Weihai	1.03

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total generation capacity of 10,813.5MW, the Company is the largest independent power producer in China.

~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ______________________

Name: Wang Xiaosong
Title: Vice Chairman

Date: April 10, 2002